Exhibit 99.2

FF304 Page 1 of 7 v 1.2.5 Next Day Disclosure Return (Equity issuer - changes in issued share capital and/or share buybacks) Instrument: Equity issuer Status: New Submission Name of Issuer: MINISO Group Holding Limited Date Submitted: 01 February 2024 Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the “Main Board Listing Rules”) / rule 17.27A of the GEM Rules (the “GEM Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) Section I 1. Class of shares Ordinary shares Type of shares Not applicable Listed on SEHK (Note 11) Yes Stock code (if listed) 09896 Description Issues of shares (Notes 6 and 7) No. of shares Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7) Issue price per share (Notes 1 and 7) Closing market price per share of the immediately preceding business day (Note 5) % discount(-)/ premium of issue price to market price (Note 7) Opening balance as at (Note 2) 31 January 2024 1,263,689,685 1). Repurchase of shares (or other securities) but not cancelled Repurchase of 99,662 American depository shares (representing 398,648 ordinary shares) on December 8, 2023 U.S. time Date of changes 08 December 2023 398,648% % 2). Repurchase of shares (or other securities) but not cancelled Repurchase of 102,365 American depository shares (representing 409,460 ordinary shares) on December 11, 2023 U.S. time Date of changes 11 December 2023 409,460% %

FF304 Page 2 of 7 v 1.2.5 3). Repurchase of shares (or other securities) but not cancelled Shares repurchased on December 14, 2023 in HK Date of changes 14 December 2023 273,600% % 4). Repurchase of shares (or other securities) but not cancelled Repurchase of 98,500 American depository shares (representing 394,000 ordinary shares) on December 14, 2023 U.S. time Date of changes 14 December 2023 394,000% % 5). Repurchase of shares (or other securities) but not cancelled Repurchase of 62,000 American depository shares (representing 248,000 ordinary shares) on December 18, 2023 U.S. time Date of changes 18 December 2023 248,000% % 6). Repurchase of shares (or other securities) but not cancelled Shares repurchased on December 19, 2023 in HK Date of changes 19 December 2023 60,000% % 7). Repurchase of shares (or other securities) but not cancelled Shares repurchased on December 21, 2023 in HK Date of changes 21 December 2023 374,800% % 8). Repurchase of shares (or other securities) but not cancelled Repurchase of 64,500 American depository shares (representing 258,000 ordinary shares) on January 2, 2024 U.S. time Date of changes 02 January 2024 258,000% % 9). Repurchase of shares (or other securities) but not cancelled Repurchase of 23,500 American depository shares (representing 94,000 ordinary shares) on January 3, 2024 U.S. time 94,000% %

FF304 Page 3 of 7 v 1.2.5 Date of changes 03 January 2024 10). Repurchase of shares (or other securities) but not cancelled Repurchase of 7,000 American depository shares (representing 28,000 ordinary shares) on January 22, 2024 U.S. time Date of changes 22 January 2024 28,000% % 11). Repurchase of shares (or other securities) but not cancelled Repurchase of 17,600 American depository shares (representing 70,400 ordinary shares) on January 24, 2024 U.S. time Date of changes 24 January 2024 70,400% % 12). Repurchase of shares (or other securities) but not cancelled Repurchase of 28,500 American depository shares (representing 114,000 ordinary shares) on January 26, 2024 U.S. time Date of changes 26 January 2024 114,000% % 13). Repurchase of shares (or other securities) but not cancelled Repurchase of 106,500 American depository shares (representing 426,000 ordinary shares) on January 29, 2024 U.S. time Date of changes 29 January 2024 426,000% % 14). Repurchase of shares (or other securities) but not cancelled Shares repurchased on January 30, 2024 in HK Date of changes 30 January 2024 625,200% % 15). Repurchase of shares (or other securities) but not cancelled Shares repurchased on January 31, 2024 in HK Date of changes 31 January 2024 430,000% % 16). Repurchase of shares (or other securities) but not cancelled Repurchase of 7,000 American depository shares 28,000% %

FF304 Page 4 of 7 v 1.2.5 (representing 28,000 ordinary shares) on January 31, 2024 U.S. time Date of changes 31 January 2024 17). Repurchase of shares (or other securities) but not cancelled Shares repurchased on February 1, 2024 in HK Date of changes 01 February 2024 175,000 0.013848% % Closing balance as at (Note 8) 01 February 2024 1,263,689,685

FF304 Page 5 of 7 v 1.2.5 Notes to Section I: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”. 6. In the context of a repurchase of shares: ■ “issues of shares” should be construed as “repurchases of shares”; and We hereby confirm to the best knowledge, information and belief that, in relation to each issue of securities as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 9) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for the listing imposed by the Main Board Listing Rules / GEM Listing Rules under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 10); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

FF304 Page 6 of 7 v 1.2.5 ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”. 7. In the context of a redemption of shares: ■ “issues of shares” should be construed as “redemptions of shares”; ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and ■ “issue price per share” should be construed as “redemption price per share”. 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. “Identical” means in this context: ■ the securities are of the same nominal value with the same amount called up or paid up; ■ they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ■ they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 11. SEHK refers to Stock Exchange of Hong Kong.

FF304 Page 7 of 7 v 1.2.5 We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Main Board Listing Rules / GEM Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated October 19, 2023 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange. Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange Section II 1. Class of shares Ordinary shares Type of shares Not applicable Listed on SEHK (Note) Yes Stock code (if listed) 09896 Description A. Purchase report Trading date Number of securities purchased Method of purchase (Note) Price per share or highest price paid $ Lowest price paid $ Total paid $ 1). 01 February 2024 175,000 On the Exchange HKD 34 HKD 33.7 HKD 5,927,100 Total number of securities 175,000 purchased B. Additional information for issuer whose primary listing is on the Exchange 1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) 2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue Total paid $ HKD 5,927,100 (a) 2,248,600 0.177939 % Remarks: The "Exchange" mentioned in B above includes both The Stock Exchange of Hong Kong Limited and the New York Stock Exchange. Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. Submitted by: Ye Guofu (Name) Title: Director (Director, Secretary or other Duly Authorised Officer)